20549-0408

October 31, 2006

Robin Young
President
Globalink, Ltd.
#202, 426 Main Street
Vancouver, B.C. V6A 2T4

Re: Globalink, Ltd.
Form SB-2, amendment number 1, filed October 16, 2006
File Number 333-133961

Dear Mr. Young:

We have given a full review to your amended Form SB-2 and have the following comments. Where indicated, we think this document should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Operations, page 5

1.   As previously requested by our prior comment number 7, please disclose that you only have three directors, who are also your only officers.

2.   We note that the web site is "still in development." As previously requested by our prior comment number 8, please specifically disclose the current development status of your website. For example, if you have only done limited market research you need to say so.

3.   As previously requested, disclose in the summary and in more detail in the body of the text how any required work will be performed and who will do the work.

Consider a risk factor, as warranted, as commented upon in our prior comment number 12.

No minimum offering Amount, page 5

4. Where you are presenting management's opinion please disclose this fact. For example, disclose in the second sentence that it is management's opinion that the dollar amount given will allow the company to operate for another twelve months. Note also at the top of page 6 and at other similar disclosure.

We have not received any income…, page 7

5. We reiterate our prior comment number 10. Please note, for example, the disclosure in the first sentence where you say "We cannot assure you that…" This disclosure does not address the real risk you are trying to describe. Please revise your risk factors as need be to remove this type of language. Note also, for example, at risk factor number 9 on page 9.

Marketing Strategy, page 15

6. As requested by prior comment number 24, quantify and textually describe the materiality of the travel suppliers referenced in the third paragraph. If these companies are not material to your success you need to say so. It they are material disclose any affiliation between the registrant and these companies or state that there is none.   Also specifically state, if correct, that there are no contractual obligations in place for these companies to use Globalink and that you cannot be certain whether any of these companies will use the registrant's services.

Financial Statements as of August 31, 2006
General

7. Please refer to prior comment 60. Regulation S-B requires your filing to include an <u>audited</u> balance sheet and related financial statements that are as of a date within 135 days of the filing of your next amendment. The financial statements for the period ended August 31, 2006, do not appear to comply with Item 310(a) of Regulation S-B. Please revise your filing to include the report of your independent registered accounting firm.

Balance Sheet, page 35

8.   Please refer to prior comment 45. The par value and shares authorized reflected on your balance sheet are not consistent with note 5 to your financial statements. Please revise to clarify this inconsistency. Additionally, if your shares do have a par value, please revise your financial statements to include a line item for additional paid-in capital.

Statement of Stockholders' Equity, page 37

9.   Please refer to prior comment 46. It does not appear that you have revised your filing in response to our prior comment. Please revise your filing as previously requested.

Note 2: Going Concern, page 39

10.   The amount of loss noted in this footnote is not consistent with your financial statements for the period ended August 31, 2006. Please revise to clarify this inconsistency.

Note 3: Accounting Policies, page 39

General

11.   Please refer to prior comment 49. It does not appear that you have revised your filing in response to our prior comment. Please revise your filing as previously requested.

(g) Impairment of long-lived assets, page 40

12.   Please refer to prior comment 54. It does not appear that you have revised your filing in response to our prior comment. Please revise your filing as previously requested.

(f) Income taxes, page 40

13.   Please revise to explicitly state that it is "more likely than not" that your future income will not be sufficient to enable you to utilize your net operating losses. Refer to SFAS 109.

Financial Statements as of February 28, 2006
General

14.   As applicable, please revise your financial statements as of February 28, 2006, in response to the comments issued above on the financial statements as of August 31, 2006.

Registered Auditor's Report, page 42

15.   The date of your audit opinion is February 24, 2006, over financial statements as of February 28, 2006. This does not appear to be appropriate. Please request your auditor to revise the date of the audit opinion or explain how the auditor was able to complete the audit procedures prior to the end of the audited period.

Statement of Cash Flows, page 46

16.   Please refer to prior comment 47. In response to our prior comment, your statement of cash flows has been adjusted by a material amount. Please revise your financial statements to reflect this change as a restatement and include all disclosures required by SFAS 154.

Notes to Financial Statements

General

17.   Please refer to prior comment 48. It continues to appear that there is not a Note 4. As previously requested, please revise to present your notes in chronological order.

Note 3: Accounting Policies

(c) Accounts Receivable, Shareholders, page 48

18.   Please refer to prior comment 50. Please revise to disclose how you have considered the guidance of SAB 107 in determining the appropriateness of presenting this receivable as an asset instead of contra equity. If the receivable was not satisfied by the date of the audit opinion, please restate your financial statements to reflect this amount as a contra-equity account.

(e) Stock-based compensation, page 48

19.   Please refer to prior comment 53. It does not appear that you have revised your filing in response to our prior comment. Please revise your filing as previously requested.

Note 6: Capital Stock, page 49

20.   Please refer to prior comment 57. It does not appear that you have revised your filing in response to our prior comment. Please revise your filing as previously requested.

Exhibit 23

21.   The date of the audit opinion referenced in your consent is not consistent with the audit report in your filing. Please revise your consent and/or the audit opinion accordingly.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of your amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions on accounting matters to Margaret Fitzgerald, at 202-551-3556 or to Paul Cline, Senior Accountant, at 202-551- 3851. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3698.

Sincerely,

Mark Webb
Legal Branch Chief

By fax: Jody Walker
         Fax number: 303-220-9902